FILE NO. 333-145588
FILED UNDER RULE 424(b)(3)

PROSPECTUS SUPPLEMENT No. 2

to Prospectus dated December 19, 2007

ORION MARINE GROUP, INC.

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This prospectus supplement supplements the prospectus dated December 19, 2007, as previously supplemented by prospectus supplement dated December 28, 2007, relating to the resale of up to 20,949,196 shares of our common stock by certain of our shareholders.  The prospectus was filed as part of our Registration Statement on Form S-1 (No. 333-145588).

Orion Marine Group Announces Acquisition of Subaqueous Services, Inc.

On February 29, 2008, OMGI Sub, LLC (“OMGI Sub”), a Florida limited liability company formed to acquire and to own and to operate certain assets, and a 100% directly-owned subsidiary of Orion Marine Group, Inc. (the “Company”) (the name of OMGI Sub having been changed to Subaqueous Services, LLC (“SSLLC”) shortly after closing) concurrently entered into that Asset Purchase Agreement dated February 29, 2008, between SSI and Lance Young, individually and as sole shareholder of SSI, on the one hand, and SSLLC and the Company, on the other hand (“Asset Purchase Agreement”) to purchase and closed the purchase of substantially all of the assets (with the exception of liquid current assets) and related business (principally consisting of project contracts) of Orlando, Florida-based Subaqueous Services, Inc., a Florida corporation (“SSI”) for $35 million in cash.

In addition, SSLLC (i) paid SSI approximately $1.76 million in purchase price adjustments for net under-billings and retained funds held under certain project contracts and for transition support services to be provided by SSI through September, 2008; and (ii) entered a three-year Consulting Agreement with the sole shareholder of SSI, terminable on thirty (30) days prior written notice by the parties thereto, for $150,000 per year payable monthly.

Each of SSI and its sole shareholder, on the one hand, and each of the Company and SSLLC, on the other hand, are jointly and severally liable for representations and warranties respectively made and their respective covenants, agreements and obligations under the Asset Purchase Agreement, including indemnification obligations therein.

 The assets acquired consist primarily of marine construction equipment, which includes several dredges.  The Company also purchased construction contracts in progress and the right to the name “Subaqueous Services” and derivatives thereof.  In addition, SSLLC has hired certain senior managers of SSI and most of SSI’s field personnel.

The Company funded the acquisition using a portion of its term loan bank facility for the purchase price, and cash on hand for the other payments referenced above. SSLLC will operate the acquired assets under the name “Subaqueous Services, LLC,” and SSLLC will be based in Jacksonville, Florida. In that regard, SSLLC entered a lease agreement with Hill Street, LLC effective February 29, 2008, for premises and facilities constituting those formerly occupied and used by SSI for its Jacksonville, FL operations (“Lease Agreement”).

The purchase price of $35 million was funded entirely through borrowing under the Company’s existing acquisition term loan facility, as amended by Amendment No. 1 thereto. In addition, from cash on hand provided by the Company, SSLLC paid $60,000 for support facilities and services to be provided by SSI through September 30, 2008, while the Company relocates SSLLC to facilities leased by SSLLC in Jacksonville, Florida pursuant to the Lease Agreement. Also, from such cash on hand, SSLLC paid approximately $1.7 million for existing payment retentions and net overbillings/underbillings under the project contracts in progress which SSLLC acquired.

The Asset Purchase Agreement restricts SSI and its sole shareholder, Mr. Young, for a period of three (3) years after closing of the acquisition, from competing with SSLLC or the Company (including other subsidiaries of the Company) with respect to heavy civil marine construction and related activities in Florida or the Caribbean Region, and from soliciting customers or employees of SSLLC, the Company or its other subsidiaries, for the same period of three (3) years from the closing of the acquisition.

SSLLC will operate the acquired assets under the name “Subaqueous Services, LLC,” and SSLC will be based in Jacksonville, Florida. In that regard, SSLLC entered the Lease Agreement with Hill Street, LLC, effective February 29, 2008, for premises and facilities constituting those formerly occupied and used by SSI for its Jacksonville, FL operations. The Lease is for a term of approximately three (3) years (terminable by either party on six (6) months prior written notice), with aggregate rental and other charges and fees of approximately $19,000 per month.

Prior to this acquisition, no relationship outside the ordinary course of business existed between  SSI and the Company or SSI and SSLLC.

SSI is a specialty dredging services provider that focuses on shallow water dredging projects in Florida and along the Atlantic Seaboard utilizing both mechanical and hydraulic cutter suction pipeline dredging.  Over its 25 year history, SSI has provided services on projects such as the dredging of ports, inlets, and Florida’s intracoastal waterways as well as wetland creation, shoreline stabilization, beach nourishment, lake restoration, and port expansion to a variety of private and public customers.  SSI estimates its 2008 revenues will be between $40 and $45 million with comparable EBITDA margins to Orion Marine Group’s long term goals.

Orion Marine Group’s President and Chief Executive Officer, Mike Pearson, said, “This acquisition adds hydraulic cutter suction dredging capabilities to our east coast operations and allows the company to further expand its foot print for turn-key marine construction capabilities in the Florida and Atlantic Seaboard markets.  By having this type of dredging services available in Florida, we will have the opportunity to attract new projects with enhanced capabilities to meet our customer’s complete marine contracting needs.”

Subaqueous Services, LLC President Curtis Huggins, formerly with SSI said, “We are excited to be a part of the full-service capabilities Orion Marine Group provides.  Our services further compliment Orion Marine Group’s Florida based marine operations with the equipment, manpower and expertise to provide top-quality dredging capabilities as we work together to meet and exceed our customers’ needs”.

Orion Marine Group, Inc. provides a broad range of marine construction and specialty services on, over and under the water along the Gulf Coast, the Atlantic Seaboard and the Caribbean Basin and acts as a singlesource turnkey solution for its customers’ marine contracting needs.  Its heavy civil marine construction services include marine transportation facility construction, dredging, repair and maintenance, bridge building, marine pipeline construction, as well as specialty services.  Its specialty services include salvage, demolition, diving, surveying, towing and underwater inspection, excavation and repair.  The Company is headquartered in Houston, Texas and has a 70-year legacy of successful operations.

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Investing in our common stock involves risks.  You should read the section of our Prospectus entitled “Risk Factors” beginning on page 10 for a discussion of certain risk factors that you should consider before investing in our common stock.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

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You should rely on information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities.  Neither we nor the selling shareholders have authorized anyone to provide you with different information.  The shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.  You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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March 3, 2008

Austin 910108v1